04010496

82-2142

invensys

RLS Admin/Letters/2004/0018

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

SEC MAIL PROCESSING
RECEIVED
MAR 10 2004
WASH. D.C. 158 SECTION

SUPPL

4 March 2004

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Listing Particulars.

Yours faithfully,

John R W Clayton
Company Secretary

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

Copy to: Mr. S. Ahmad
Mr. M. Downing

3/11

"emailalert@hemscott.co.uk" <emailalert

04/03/2004 14:11

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Listing Particulars

This Email News Alert service is brought to you by Invensys

RNS Number:1482W
Invensys PLC
04 March 2004

FORMAL NOTICE FOR SPECIALIST SECURITIES
PUBLICATION DATE: 2 March 2004
Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.
DETAILS OF ISSUE: Euro475, 000, 000 9.875 PER CENT Senior Notes due 2011

and

$550, 000, 000 9.875 per cent. Senior Notes due 2011
ISSUER: Invensys plc
INCORPORATED IN: England with limited liability
AUTHORISED ADVISER Deutsche Bank AG London
Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this formal notice from:

Invensys plc	Deutsche Bank AG London
Invensys House	Winchester House
Carlisle Place	1 Great Winchester Street
London SW1P 1BX	London
	EC2N 2DB

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority,
25 The North Colonnade, London E14 5HS.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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